FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •11 July 2006	Name: Brendan T Case
Title: Associate Company Secretary

2

Group Secretarait National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 11 July 2006

NATIONAL ANNOUNCES FULL YEAR RESULTS DATE

The National Australia Bank Limited will announce its full-year results, for the year ended 30 September 2006, on Friday, 3 November 2006.

Revised dates for the Company’s shareholder calendar are as follows:

2006 Final Dividend

Full-year Results Announcement	Friday, 3 November 2006

Date on which shares trade ex dividend	Friday, 10 November 2006

Record Date	Thursday, 16 November 2006

Payment Date	Tuesday, 12 December 2006

2006 Annual General Meeting

The 2006 Annual General Meeting will be held on Wednesday, 31 January 2007.

Michaela Healey

Group Company Secretary

Bank of New Zealand Market Update Sydney, 11 July 2006

WELCOME John Stewart Group Managing Director & CEO, NAB

Bank of New Zealand Market Update Sydney, 11 July 2006

What we aim to achieve today Provide an overview of the NZ market and BNZ Present key data we believe will be of most interest to you Directly address perceptions about Unbeatable Provide in-depth information on the two key revenue generating business lines – business and personal banking Answer your questions on any aspect of the business

Susan Basile GM Direct Sales & Service Shona Bishop GM Marketing & Business Development Chris Black GM Corporate Office & Quality Anthony Grayson GM Corporate & Institutional Banking Mark Hosking Chief Financial Officer Bridget O’Shannessey GM People and Culture Glenn Patrick GM Payments Mike Skilling GM Business Financial Services Blair Vernon GM Personal Financial Services Tony Alexander Chief Economist Executive team introductions

Consistent strategy over the last four years We are a customer-driven organisation Experienced management team and excellent people practices We are strongly positioned to compete in New Zealand Strong organic growth over the last three years - now the second largest bank by lending assets Key messages 1. 2. 3. 4. 5.

Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

0 2 4 6 8 10 12 14 01 02 03 04 05 06 07 08 Forecasts PRIVATE SECTOR CREDIT GROWTH Relative growth likely to underperform near term 20 year performance 1% below the G14 average Recent out-performance crossed over in 2005 NZ likely to revert to long term underperformance System growth peaked at 15.2% in Sep ’05 Outlook falling to 9% with downside risks from oil prices, world inflation & high household debt levels 16 -1 0 1 2 3 4 5 6 7 8 94 95 96 97 98 99 00 01 02 Forecasts G14 trading partners TRADING PARTNER ECONOMIC GROWTH % annual average GDP growth Sources: Consensus Economics, Statistics NZ NZ 03 04 05 06 07 08% % Source:RBNZ

Inflation outlook above 3% -16 -14 -12 -10 -8 -6 -4 -2 0 74 77 80 83 86 89 92 95 98 01 04 07 Forecasts CURRENT ACCOUNT DEFICIT AS % GDP Reliance on foreign investors to continue Currency & growth volatility risk remain Reserve Bank scope to ease monetary policy low OCR low-point likely 5.75% in 2008 vs 4.5% past cycle low -1 0 1 2 3 4 5 6 7 8 99 00 01 02 03 04 05 06 07 08 Forecasts Official cash rate Annual inflation INFLATION AND MONETARY POLICY % % Source:Statistics NZ Source:RBNZ

NZ has poor savings record with outlook for continued ‘dis-saving’ 0 10000 20000 30000 40000 50000 60000 70000 80000 Switzerland UK US Australia New Zealand Turkey US$ per capita PENSION & LIFE INSURANCE INVESTMENT ASSETS Source : OECD 6 7 8 9 10 11 12 13 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 DEBT SERVICING RATIO % Source:RBNZ Historically high debt servicing restricts consumer spending Recent 14% household debt growth eases to 10% NZ savings rate worst in OECD at negative 18% Level of financial assets per capita ranking alongside Portugal Low household buffer to employment shocks

-20000 -10000 0 10000 20000 30000 40000 50000 01 02 03 04 05 06 07 08 Forecasts NET IMMIGRATION INTO NEW ZEALAND Record 12 month gain 43,000 May 2003 House price boom ending Price falls up to 5% next 18 months Unlikely to see major investment property sell off given tight labour market and fixed rate use Migration hit record levels in 2003, now below average Strong driver of house price inflation in NZ Subdued outlook due to GDP growth underperformance -5 0 5 10 15 20 25 30 01 02 03 04 05 07 08 Forecasts HOUSE PRICE INFLATION % per annum Source:QVNZ Source: Statistics NZ 06

Exchange rate declining 80.0 90.0 100.0 110.0 120.0 130.0 140.0 150.0 160.0 170.0 00 01 02 03 04 05 06 07 08 ANZ Commodity Price Index World Price terms NZ EXPORT COMMODITY PRICES Forecasts 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 00 01 02 03 04 05 06 07 08 NZD/USD EXCHANGE RATE Forecasts Return to 40 cents not expected Recent NZD decline timely for major exporters Further weakness due to economic cycle, overhang of maturing Uridashis, and current account deficit Economic strength of trading partners supportive of export prices Cost concerns and subdued farmer spending will contain growth Source:RBNZ

Clear themes emerge NEGATIVES GDP outlook – a reversion to under perform trading partners in line with long term trend Interest rates – inflation concerns mean limited scope for RB to prime economy by reducing interest rates Currency volatility – dependence on off-shore borrowing & high current account deficit heighten risks to currency & possibly growth Household savings – NZ has lowest savings rate in OECD – unlikely to change in light of low growth/low wage economy POSITIVES Commodity prices – next 2/3 years underpinned by high demand in major export markets Residential property prices – easing due to low net migration flows & high debt servicing levels Credit growth – fall to 8%-10% (from 13%-15%) over next 2-3 years – assuming no surprises/shocks

Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

Regulatory environment reflects global trends Commerce Commission Prosecution on credit card fees Increasing surveillance of fee/price levels Structured finance tax disputes Trans-tasman transfer pricing scrutiny Outsourcing policy Compliance with Basel, anti-money laundering Inland Revenue Reserve Bank of New Zealand

Income profile in New Zealand limits wealth creation New Zealand income statistics very different to Australia – and widening No compulsory saving or tax incentives for superannuation 33% of working population on some form of government support – with likely increasing trend < $40,000 11% 14% 75% $40,000 to $60,000 > $60,000 Distribution of personal income Source: Treasury (2006) Income $NZ % of Population

Australasian comparison reveals the gap Strong emigration to Australia & UK of professional and trades people Embedded high dependency on Government Superannuation 400,000 New Zealanders (10% of population) now permanently resident offshore Source: Statistics NZ, Australian Bureau of Statistics (2006) Australasian average income comparisons 43k 64k 0 10 20 30 40 50 60 70 New Zealand Australia $NZ k

 Industry profit growth aided by efficiency – but slowing Source: Major Banks GDS Net Profit (CAGR) : 9% Cost Income ratio leveling off Industry Net Profit and Efficiency Trends 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2000 2001 2002 2003 2004 2005 $m Net Profit 42 44 46 48 50 52 54 Net Profit Cost to Income Ratio Trends % Cost to Income  Industry profit to 2003 underpinned by substantial cost reductions Lower industry profit growth from 2004 may be more indicative of outlook

Forces driving increasing competitive pressure on industry earnings Five major bank brands - 85% of market KiwiBank price led growth strategy Niche players / new entrants to banking sector Finance Company sector growth Competitive pressure on industry earnings

Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

The challenge for BNZ in 2002: rebalancing the business Business banking performance was strong in 2002 Personal markets strategy had been adopted from Australia in the mid-1990’s, with a wealth management focus Mortgage market share falling since mid-1990’s Personal customer defections were accelerating due to high fees and uncompetitive products Customer satisfaction was at an historic low

By 2002: Personal satisfaction falling Source: AC Nielsen

Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

Revised strategic intent since 2002 Aggressive fee and price focus Short term profits Reliant on Business banking Unhappy staff & customers Unsustainable Our Reality Actions Direct communication with customers Streamline product offering 6-sigma Reinvigorate sales capability Teller platform Web & call centre NAB leads engine Branch refit Reinvest in our people Refresh Infrastructure Improve customer experience Sustainable returns New Strategy Exit Brokers 2002 Turning Point

Marketing - lack of cut through in marketing messages Urgent need to change long held perceptions about BNZ Media - negative coverage over many years Staff - lacked belief in our renewed customer focus and competitivenessCompetitors - brokers misleading customers about BNZ positioning Customers - perception of expensive fees and pricing Solution: Problems: Unbeatable

Only about Fixed Rate home loans Damages industry profit Damages BNZ margins/profit Unbeatable: Unbeatable ‘myths’ Myth # 3 Myth # 2 Myth # 1

MYTH 1: Unbeatable just a fixed rate home loan campaign Reality: ‘Unbeatable’ is an essential repositioning element of the BNZ brand – internally and externally

Source : internal source data - as at March 2006 MYTH 2: Unbeatable home loans damage BNZ profit Reality: Fixed Home Loans represent only a small percentage of BNZ Net Interest Income 11% Fixed Rate housing NII contribution BNZ Net Interest Income Split

MYTH 2: Unbeatable home loans damage BNZ profit Reality: BNZ Net Interest Margin (NIM) shows the best trend Overall Margin Trend 198 233 Bank 3 256 272 Bank 2 245 279 Bank 1 248 243 Bank of New Zealand 2006* (bps) 2002+ (bps) + Source: KPMG FIPS report * Source: Major Banks GDS Interest Margin Analysis (bps) 16 34 5 35

7.45% 7.55% 7.65% 7.75% 7.85% 7.95% 8.05%  Representative pricing - 2 year fixed – 6 July 2006 Source – Interest.co.nz & bank research MYTH 3: Unbeatable damages industry profitability ~8.00 7.85 Classic 7.95 Reality: Discounting prevalent across the whole market Our experience Carded rates selectively used >50% of flows are into 2yr or less fixed products >30% of originations are from brokers Average market margin on 2yr fixed is 70-80bps p/a Broker commissions range from 65-90bps with no trail Major competitors amortise broker costs over 4-6 years - not reflected 7.50 8.10 Global Plus & Flybuys with frontline ‘empowerment’~7.60 7.75 7.74 7.79 ‘Redpac’ ‘special carded’

Only about Fixed Rate home loans Damages industry profit Damages BNZ margins/profit Summary: Unbeatable ‘myths’ vs facts Successfully repositioned BNZ brand internally and externally in all segments NII from Fixed Home Loans just 11% of total BNZ NIM performance shows best trend Discounted pricing prevalent across the whole market Myth # 3 Myth # 2 Myth # 1 Outcome: Changed perception of BNZ

Our strategic approach to long term sustainable growth

Bank Smarter | Bank of New Zealand

	2002 / 2003	2003 / 2004	2004 / 2005	2005 / 2006
Ongoing		• Brand Program • Customer Satisfaction	• Brand Program • Customer Satisfaction • Home Loans • Youth	• Brand Program • Customer Satisfaction • Home Loans • Youth • Small Business
Current Focus	• Brand Program • Customer Satisfaction • Home Loans	• Home Loans • Youth • Small Business	• Small Business • Consumer Finance • Agribusiness	• Consumer Finance • Simplification • Sales Capability • Agribusiness • Deposits
Emerging	• Youth • Small Business	• Consumer Finance • Agribusiness	• Deposits • Sales Capability • Simplification	• Fostering Talent • Product & Process Innovation

Infrastructure renewal programme

Portfolio approach

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Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

Key stakeholder measures have improved Shareholders Community Employees Customers

Customers: main bank market share trends 31% 32% Cards2f 10% 6% Youth1 18% 18% Retail deposits2 16% 14% Housing2 Personal Markets 18% 20% Agribusiness2 20% 18% Small Business1 26% 24% Middle Markets1 2006 2002 1 Source: AC Nielsen / TNS Surveys (2001/2 low-point) 2 Source: RBNZ / BNZ data (2001/2 low-point) 2 2 2 2 4 1 Trend

Customers: key satisfaction metric improved Source: AC Nielsen

Employees: today’s evolution Leadership development – industry leading framework for all 600 people leadersCultural change – fully engaged in group wide initiatives Corporate Principles – well embedded and understood across the organisation Employee Value Proposition – comprehensive approach to valuing employees

Sponsorships Auckland University Chair of Finance Tertiary Scholarships Katherine Mansfield Short Story Awards Community - staff involvement Save the Kiwi - partnership with Department of Conservation Community based sponsorship - regional theatre, small business awards Commonwealth Games Community: an integrated approach NAB Group CSR - 5 key themes Consumables resource use Supply chain Human rights Corporate community investment Ethical business practices

Shareholders: Bank of New Zealand delivers solid returns Return on equity vs return on assets FY05* ROE: 21.20% ROA: 1.30% ROE: 16.68% ROA: 1.41% ROE: 16.95% ROA: 0.96% ROE: 19.80% ROA: 1.07% * Source: KPMG 2005 FIPS Return on Assets Return on Equity** ** ROE = NPAT/Average Net Assets 14.0% 16.0% 18.0% 20.0% 22.0% 24.0% 0.8% 1.0% 1.2% 1.4% 1.6%

Shareholders: ongoing re-investment in franchise to drive sustainable earnings Overall Cost to Income Trends 43% 51% Bank 3 40% 42% Bank 2 47% 49% Bank 1 47% 46% Bank of New Zealand 2006* 2002+ + Source: KPMG FIPS report * Source: Major Banks GDS Cost to Income Ratio (%) 1 2 2 8

Levels of net write-offs Net write offs at very low levels historically Credit cycle is turning Some industries under pressure – pip fruit, forestry, fishing and finance company sector NZ$m Shareholders: Asset quality remains robust Source : BNZ GDS -20 -10 0 10 20 30 40 50 60 2000 2001 2002 2003 2004 2005 0.00% 0.05% 0.10% 0.15% 0.20% 0.25% 0.30% 0.35% Net P&L charge Net write offs Net write offs/average loans  $NZ m

Recap NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006

Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

Business & Agri banking Business banking overview Middle and small business performance Agribusiness overview

Business banking: a great franchise, growing strongly * Annualised based on first half 2005/2006 44% 34% 22% 46% 29% 25% CAGR 8% 45% 34% 21% 46% 33% 21% $NZm Revenue Growth 2003 - 2006 0 100 200 300 400 500 2003 2004 2005 2006* Asset Liability OOI

 Business banking: above systems volume growth; focus on margins and fees Source: RBNZ, Internal analysis 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% Sep-02 Mar-03 Sep-03 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06 System BNZ Business Lending volume growth versus systems Sept 02 - Mar 06

Internet Banking Branch Network Middle Market: Integrated financial solutions, specialisation & relationship management Call Centre Customer Telephone Banking PC Banking & CFS Asset Finance Debtor Finance Risk Management FX, IR Domestic & Int’l Payments Private Bank Insurances Credit Cards Economic Commentary & Forecasts Educational Programmes Leasing Workplace Packages Business Banker ATM EFTPOS

Middle Market: strength of proposition reflected in market share Source: TNS (Market Share is defined by the proportion of businesses which have most of their funds at that bank) Banker Performance Reputation & Relationship Fees & Charges Everyday Banking Specialist Performance 16% 14% 13% 12% 11% Top 5 Drivers of Customer Value Contribution to Overall Value Source: CVM BNZ customer survey Market Share of Footings (businesses > $1m borrowing & <$100m t/o) – March 2006 26% 21% 20% 16% 12% 5% Other  BNZ 2 3 4 5

Small Business: SME sector has strength and opportunities Source: TNS March 2006. Transactions & Savings Accounts 5 Key Areas of Focus Fees & Rates Internet Banking for Business Branch Specialists Business Managers Decentralised BNZ Market Share of Footings (businesses < $5m t/o) – March 2006 23%22% 18% 17% 11% 9% 2 3 4 5 Other

Agribusiness: growing ahead of system again Source: RBNZ Reputation & Image Other Costs Borrowing & Investment Rates Agri Manager Service & Performance Fees & Charges 22% 18% 16% 11% 8% Top 5 Drivers of Customer Value Contribution to Overall Value Source: CVM BNZ customer survey Lending volume growth vs system Sept 02 - Mar 06 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% Sep-02 Mar-03 Sep-03 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06 Systems BNZ Agri

Business & Agri Banking Business banking overview Middle and small business performance Agribusiness overview Excellent long term franchise continues to grow Better than system performance Middle business leverages strong specialists & channels Small business opportunity is more customers Long term view sustained Recent out-performance vs system

Today’s Agenda Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006

Personal banking agenda Snapshot of today’s operationSix key changes from 2002-2005Recent performance

Personal banking – the operation today 680,000 customers – 13% main bank share 179 Branches 24/7 Contact Centre 60 Mobile Managers Private Banking & Investment Management Insurance – manufacture & in-sourcing 398 ATMs Web Retail Banking – ‘rebuilding’ Wealth Management – ‘right sizing’

Change 1 – Simplify sales activity 2002 - almost 200 products for a retail banker to ‘sell’ Biggest sales opportunity was to stop selling some products Major shift was removal of managed fund and superannuation product sales 5 point sales agenda Investments Home Loans Everyday Banking Credit Cards & Personal Loans Life & General Insurance

Change 2 – Redefine the Branch & Re-introduce Branch Managers Branch banking ‘rebuild’ ‘Reintroduce’ Branch Manager role Branch P&L & Balance Sheet Combine retail & ‘premium’ businesses Contact Centre outbound calling & lead centralisation Re-energise channel uptake to web, ATM and EFTPOS View outlets as sales locations, not just servicing centres Branch Manager – best of old and new required Rebuild MI to find out where the back book & new revenue is coming from Leverage our clear multi-channel capabilities

Track & monitor training outcome Change 3 – Improve the capability of our people through recruitment & training Drive down costs for advertising and temporary staff Reduce cycle time to recruit Model and track talent acquisition – learn and make ‘repeatable’ 6-Sigma used uniquely Defined ‘defect’ - repeatable processes & stage gates High level of performance output – tracked within total population Induct & train - comprehensively Track & monitor talent acquisition Recruit right talent - efficiently

Change 4 – Increase individual performance via targeted coaching

Bank Smarter Bank of New Zealand


Individual Banker Sales
Source – Internal data
Investments
Insurance
Cards/PLs
Everyday Banking
Home Loans
BA* BA PM PM BA BA PM BA* BA* PM BA* PM PM* BA BA PM PM BA PM BA* BA* PM BA BA* BA
BA = Banking Advisor
PM = Personal Manager
* = new banker

- Historically a one-size fits all approach to coaching
- Deliver banker specific performance data to enable targeted coaching
- Expose super-performers to drive retention activities

59

Change 5 – Roll up data to define branch outlet opportunities and talent movement Same data rolls up to aggregate outlet ‘velocity’ – reflecting coaching and local market performance Reveals talent strength and opportunities Combines with ‘right-sizing’ of individual branch locations and new branch planning Small Metro 414 m2 182 m2 (56% save) $52k pa $48k pa (8% save) Small Rural 516 m2 138m2 (73% save) $35k pa $13k pa (60% save) Outlet ‘right sizing’ and repositioning Outlet Performance Large Metro Large Metro National Average Outlet Examples Investments Insurance Cards/PLs Everyday Banking Home Loans Small Metro Small Rural Source – Internal data

Change 6 – Make customer satisfaction and sales performance a ‘single game’ Matching sales velocity and service by outlet reveals the sweet spots and the opportunities for upside We have the underlying levers assembled to drive both outcomes in harmony rather than an either/or scenarioMed Sales Output Measure High Outlet Sales Output vs Outlet Customer Satisfaction Med Customer Satisfaction Measure High

Recent performance – substantial lift in sales Change program never ‘finished’, but broadly 24-36 month turnaround program now behind us Now have a sound trajectory to build on as we face into a competitive landscape Total Products Sold (%) - last 12 months 60% 80% 100% 120% 140% 160% 180% 200% 220% 240% 260% Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Source – Internal data

Next wave –
revised brand having positive impact

Bank Smarter | Bank of New Zealand

'Pigtales' early impact tracking - positive







Benchmark – Pre launch
8 weeks post launch
BNZ is innovative 14 21
BNZ is modern & progressive 15 22
BNZ is becoming more popular 4 9
BNZ has competitive interest rates on home loans 22 31
= Significantly different from benchmark at 95%

Source – Colmar Brunton 2006 BNZ Brand Tracking
Base: All respondents who currently have a mortgage (n=470)

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Personal banking summary Snapshot of today’s operation Six key changes from 2002-2005 Recent performance Wealth management is ‘right sized’ for this market dynamic Retail business well positioned across channels 3 year change program largely complete – without BNZ earnings ‘break’ Driving the business with better data and more capable people Results show substantial overall performance lift New brand campaign directly addressing retail brand ‘weakness’

Today’s Agenda NZ economic overview A highly competitive market with some unique differences BNZ in 2002: the critical turning point Our strategic response: key actions Stakeholder outcomes: BNZ in 2006 Business banking - Mike Skilling, General Manager, BFS Personal banking - Blair Vernon, General Manager, PFS Concluding comments Questions

Conclusion Consistent strategy over the last four years We are a customer-driven organisation Experienced management team and excellent people practices We are strongly positioned to compete in New Zealand Strong organic growth over the last three years - now the second largest bank by lending assets 1. 2. 3. 4. 5.

Disclaimer This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 11 July 2006. It is information in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This document contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of and guidance on future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

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